UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q100
(CUSIP Number)

Todd E. Molz General Counsel and Chief Administrative Officer Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q100	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Equity Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) In its capacity as the direct owner of 4,477,857 common units representing limited partnership interests of the Issuer (“Common Units”) as of the date hereof.

(2) All calculations of percentage ownership herein are based on a total of 37,958,645 outstanding Common Units as of June 20, 2018, as reported by the Issuer in its Annual Report on Form 10-K filed with the United States Securities and Exchange Commission (the “SEC”) on July 17, 2018 (the “Form 10-K”).

CUSIP No. 86183Q100	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Equity Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the general partner of Oaktree Value Equity Holdings, L.P.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Equity Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Value Equity Fund GP, L.P.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole director of Oaktree Value Equity Fund GP Ltd.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 6 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 7 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole shareholder of Oaktree Value Equity Fund GP Ltd.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 8 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 9 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 10 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 11 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc. and the managing member of Oaktree Holdings, LLC.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 12 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,857 (1)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,477,857 (1)
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 13 of 18

Item 1.	Security and Issuer

This statement on Schedule 13D dated July 20, 2018 (the “Schedule”) relates to 4,477,857 Common Units, representing approximately 11.8% of the issued and outstanding common units representing limited partnership, of StoneMor Partners L.P., a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 3600 Horizon Boulevard, Trevose, Pennsylvania, 19053.

Item 2.	Identity and Background

(a)-(c) and (f)

This Schedule is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)	Oaktree Value Equity Holdings, L.P., a Delaware limited partnership (“VE Holdings”), in its capacity as the direct owner of 4,477,857 Common Units as of the date hereof;

(2)	Oaktree Value Equity Fund GP, L.P., a Cayman Islands exempted limited partnership (“VEF GP”), in its capacity as the general partner of VE Holdings;

(3)	Oaktree Value Equity Fund GP Ltd., a Cayman Islands exempted company (“VEF Ltd.”), in its capacity as the general partner of VEF GP;

(4)	Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the sole director of VEF Ltd.;

(5)	Oaktree Holdings, Inc., a Delaware corporation (“Holdings”), in its capacity as the general partner of Management;

(6)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as sole shareholder of VEF Ltd.;

(7)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

(8)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

(9)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”) in its capacity as the managing member of Holdings I;

(10)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the sole shareholder of Holdings and the managing member of Holdings LLC; and

(11)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH”), in its capacity as the duly elected manager of OCG.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively the “Covered Persons”), and is incorporated by reference into this Item 2. Except as set forth in Annex A, each of the Covered Persons that is a natural person is United States citizen.

The principal business address of each of the Reporting Persons and Covered Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 14 of 18

Item 3.	Source and Amount of Funds or Other Consideration

During the period of October 28, 2016 through May 16, 2018, VE Holdings has purchased an aggregate of 4,477,857 Common Units for a total consideration of approximately $36.6 million, in open market purchases. The source of funds for such transactions was the capital contributions of the partners of VE Holdings. No borrowed funds were used to purchase such Common Units.

Item 4.	Purpose of Transaction

The Common Units were acquired by VE Holdings for investment purposes and for the purposes described below. VE Holdings acquired the Common Units pursuant to the transactions described in Item 3 above, which information is hereby incorporated into this Item 4 by reference.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Units will be acquired by VE Holdings or by other affiliated investment funds and accounts or holding companies thereof or whether VE Holdings or any such other affiliated investment funds and accounts or holding companies thereof will dispose of Common Units. At any time, additional Common Units may be acquired or some or all of the Issuer’s Common Units beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals that relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of, among other things, any of the matters identified in Items 4(a)-(j) of this Schedule 13D. As part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may at any time consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to with the Board of Directors and/or management of StoneMor GP LLC, the management of the Issuer, other unitholders of the Issuer and other relevant parties, other unitholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages and Item 1 of this Schedule is incorporated herein by reference.

Ownership percentages set forth in this Schedule are based on a total of 37,958,645 outstanding Common Units as of June 20, 2018, as reported by the Issuer in its Form 10-K filed with the SEC on July 17, 2018.

VE Holdings is the direct owner of 4,477,857 Common Units as of the date hereof, constituting approximately 11.8% of the Issuer’s outstanding Common Units, and has the sole power to vote and dispose of such securities.

VEF GP, in its capacity as the general partner of VE Holdings, has the ability to direct the management of the business of VE Holdings, including the power to vote and dispose of securities held by VE Holdings; therefore, VEF GP may be deemed to beneficially own the Common Units held by VE Holdings.

VEF Ltd., in its capacity as the general partner of VEF GP, has the ability to direct the management of VEF GP’s business, including the power to vote and dispose of securities held by VE Holdings; therefore, VEF Ltd. may be deemed to have indirect beneficial ownership of the Common Units held by VE Holdings.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 15 of 18

Management, as the sole director of VEF Ltd., has the ability to direct the management of VEF Ltd., including the power to direct the decisions of VEF Ltd. regarding the vote and disposition of securities held by VE Holdings. Therefore, Management may be deemed to have indirect beneficial ownership of the Common Units held by VE Holdings.

Holdings, in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to vote and dispose of securities held by each of VE Holdings. Therefore, Holdings may be deemed to have indirect beneficial ownership of the Common Units held by VE Holdings.

GP I, in its capacity as the sole shareholder of VEF Ltd., has the ability to appoint and remove the directors of VEF Ltd. and, as such, may indirectly control the decisions of VEF Ltd. regarding the vote and disposition of securities held by VE Holdings; therefore, GP I may be deemed to have indirect beneficial ownership of the Common Units held by VE Holdings.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VE Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the Common Units held by VE Holdings.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by VE Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Common Units held by VE Holdings.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by VE Holdings; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the Common Units held by VE Holdings.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of the Common Units held by VE Holdings. Additionally, OCG, in its capacity as the sole shareholder of Holdings, has the ability to appoint and remove directors of Holdings and, as such, may indirectly control the decisions of Holdings regarding the vote and disposition of securities held by VE Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Common Units held by VE Holdings.

OCGH, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by VE Holdings; therefore, OCGH may be deemed to have indirect beneficial ownership of the Common Units held by VE Holdings.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule except to the extent of such person’s pecuniary interest in the Common Units, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on a total 37,958,645 Common Units as of June 20, 2018, as disclosed on the Form 10-K.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 16 of 18

(c)

There have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) and (e)

Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 20, 2018, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 86183Q100	SCHEDULE 13D	Page 17 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2018

OAKTREE VALUE EQUITY HOLDINGS, L.P.

By:	Oaktree Value Equity Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE VALUE EQUITY FUND GP, L.P.

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE VALUE EQUITY FUND GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

CUSIP No. 86183Q100	SCHEDULE 13D	Page 18 of 18

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

ANNEX A

Oaktree Value Equity Holdings, L.P.

The general partner of Oaktree Value Equity Holdings, L.P. is Oaktree Value Equity Fund GP, L.P.

Oaktree Value Equity Fund GP, L.P.

The general partner of Oaktree Value Equity Fund GP, L.P. is Oaktree Value Equity Fund, GP Ltd.

Oaktree Value Equity Fund GP Ltd.

The sole director of Oaktree Value Equity Fund GP Ltd. is Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel, and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

OCM Holdings, LLC

The managing member of OCM Holdings, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.
Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co- Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.